UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: New Mountain Finance Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

787 7th Avenue, 48th Floor

New York, NY 10019

Telephone number (including area code): (212) 720-0300

Name and address of agent for service of process:

Robert A. Hamwee

Chief Executive Officer

New Mountain Finance Corporation

787 7th Avenue, 48th Floor

New York, NY 10019

Check one of the following:

☒                                  The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: May 19, 2011.

☐                                    The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: 814-00832

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: 814-00839

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 19th day of May, 2011.

New Mountain Finance Corporation

		By:	/S/ ROBERT A. HAMWEE
		Name:	Robert A. Hamwee
		Title:	Chief Executive Officer and President

Attest:	/S/ ADAM WEINSTEIN
Name:	Adam Weinstein
Title:	Chief Financial Officer and Treasurer